Exhibit 99.2

Transcript of

USA Rare Earth, Inc. and Serra Verde

Acquisition Announcement

April 20, 2026

Participants

Barbara Humpton – Chief Executive Officer, USA Rare Earth, Inc.

Thras Moraitis – Chief Executive Officer, Serra Verde

Presentation

Barbara Humpton - Chief Executive Officer, USA Rare Earth, Inc.

I’m Barbara Humpton, Chief Executive Officer of USA Rare Earth. Today we’re announcing a transformative moment for USA Rare Earth and our industry. We’ve entered into a definitive agreement to acquire Serra Verde, the only producer outside of Asia supplying all four magnetic rare earths at scale. Serra Verde’s Palomar mine in Goiás, Brazil, is a crown jewel—a large-scale operating rare earth mine with integrated processing run by a Brazilian team whose expertise is unmatched. That same expertise will accelerate development of our Round Top project in Texas, pairing an operating mine in Brazil with the next great rare earth asset in the United States. Bringing their mining expertise together with what USA Rare Earth is building in mining, processing, metals, and magnet manufacturing will create a platform capable of delivering the key materials the future runs on—from defense systems to energy infrastructure to the next generation of computing.

Thras Moraitis - Chief Executive Officer, Serra Verde

What our team has built at Pela Ema in Goiás, Brazil is one of a kind. It’s been a truly pioneering endeavor. Over 16 years, we’ve brought into production the first operating ionic rare earth mine in the Western world. This makes us the first scaled producer of all four magnetic rare earths outside Asia, including high proportions of scarce heavy rare earths—dysprosium and terbium—as well as yttrium. All critical to modern technologies. We’ve done this all safely and responsibly to ensure we’re developing our assets to their fullest potential. This is a scaled operating asset with a resource base that will support more than two decades of production and with significant growth potential. Crucially, we have an outstanding operating team in Brazil, which by now is the most experienced outside Asia in extracting and processing heavy rare earth resources.

Barbara Humpton - Chief Executive Officer, USA Rare Earth, Inc.

Serra Verde is an upstream leader, and we’re thrilled to bring them onto the USA Rare Earth platform that includes mining, processing, metals, and magnets. Together, we create the only fully integrated rare earth platform outside Asia—mine to magnet—across three continents. For customers building the technologies of the future, that means a reliable, responsible Western source of supply they can depend on for decades.

Thras Moraitis - Chief Executive Officer, Serra Verde

The rare earth sector is at an inflection point. The world needs new sources, especially of heavy rare earths, and it needs them now. Together we have the assets, the know-how, the financial resources, and the government partnerships across the U.S., France, and Brazil to meet that moment. And we are just getting started.

Barbara Humpton - Chief Executive Officer, USA Rare Earth, Inc.

This is the company we set out to build. To Thras and the Serra Verde team—welcome. The work ahead is significant, and so is the opportunity. Let’s go do it.